UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Kyverna Therapeutics, Inc.

(Name of Issuer)

Common stock, $0.00001 par value per share

(Title of Class of Securities)

501976104

(CUSIP Number)

February 12, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501976104
1.	Names of Reporting Persons Northpond Ventures, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 450,000 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 450,000 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,000 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Northpond Ventures, LP (“Northpond”), Northpond Ventures GP, LLC (“Northpond GP”), Northpond Ventures III, LP (“Northpond III”), Northpond Ventures III GP, LLC (“Northpond III GP”) and Michael P. Rubin (“Rubin” and, with Northpond, Northpond GP, Northpond III and Northpond III GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Northpond. Northpond GP is the general partner of Northpond and Rubin is the managing member of Northpond GP. As such, Northpond GP and Rubin have shared dispositive and voting power over the shares held by Northpond and may be deemed to have indirect beneficial ownership of the shares held by Northpond.

(3)	This percentage is calculated based on 42,997,525 shares of Common Stock outstanding as of February 12, 2024 upon the closing of the Issuer’s initial public offering, as reported in the prospectus dated February 7, 2024 filed by the Issuer with the SEC on February 8, 2024.

CUSIP No. 501976104
1.	Names of Reporting Persons Northpond Ventures GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 450,000 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 450,000 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,000 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Northpond. Northpond GP is the general partner of Northpond and Rubin is the managing member of Northpond GP. As such, Northpond GP and Rubin have shared dispositive and voting power over the shares held by Northpond and may be deemed to have indirect beneficial ownership of the shares held by Northpond.

(3)	This percentage is calculated based on 42,997,525 shares of Common Stock outstanding as of February 12, 2024 upon the closing of the Issuer’s initial public offering, as reported in the prospectus dated February 7, 2024 filed by the Issuer with the SEC on February 8, 2024.

CUSIP No. 501976104
1.	Names of Reporting Persons Northpond Ventures III, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,805,426 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,805,426 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,426 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Northpond III. Northpond III GP is the general partner of Northpond III and Rubin is the managing member of Northpond III GP. As such, Northpond III GP and Rubin have shared dispositive and voting power over the shares held by Northpond III and may be deemed to have indirect beneficial ownership of the shares held by Northpond III.

(3)	This percentage is calculated based on 42,997,525 shares of Common Stock outstanding as of February 12, 2024 upon the closing of the Issuer’s initial public offering, as reported in the prospectus dated February 7, 2024 filed by the Issuer with the SEC on February 8, 2024.

CUSIP No. 501976104
1.	Names of Reporting Persons Northpond Ventures III GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,805,426 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,805,426 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,426 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Northpond III. Northpond III GP is the general partner of Northpond III and Rubin is the managing member of Northpond III GP. As such, Northpond III GP and Rubin have shared dispositive and voting power over the shares held by Northpond III and may be deemed to have indirect beneficial ownership of the shares held by Northpond III.

(3)	This percentage is calculated based on 42,997,525 shares of Common Stock outstanding as of February 12, 2024 upon the closing of the Issuer’s initial public offering, as reported in the prospectus dated February 7, 2024 filed by the Issuer with the SEC on February 8, 2024.

CUSIP No. 501976104
1.	Names of Reporting Persons Michael P. Rubin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,255,426 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,255,426 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,255,426 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 450,000 shares held by Northpond and (ii) 2,805,426 shares held by Northpond III. Northpond GP is the general partner of Northpond and Northpond III GP is the general partner of Northpond III. Rubin is the managing member of each of Northpond GP and Northpond III GP and shares voting and investment authority over these shares.

(3)	This percentage is calculated based on 42,997,525 shares of Common Stock outstanding as of February 12, 2024 upon the closing of the Issuer’s initial public offering, as reported in the prospectus dated February 7, 2024 filed by the Issuer with the SEC on February 8, 2024.

Item 1.
(a)	Name of Issuer Kyverna Therapeutics, Inc.
(b)	Address of Issuer’s Principal Executive Offices 5980 Horton St., Ste. 550 Emeryville, CA 94608

Item 2.
(a)

Name of Person Filing

Northpond Ventures, LP (“Northpond”)

Northpond Ventures GP, LLC (“Northpond GP”)

Northpond Ventures III, LP (“Northpond III”)

Northpond Ventures III GP, LLC (“Northpond III GP”)

Michael P. Rubin (“Rubin”)

(b)	Address of Principal Business Office or, if none, Residence 7500 Old Georgetown Road, Suite 800 Bethesda , MD 20814
(c)	Citizenship

Entities:	Northpond	-	Delaware
	Northpond GP	-	Delaware
	Northpond III	-	Delaware
	Northpond III GP	-	Delaware
Individuals:	Rubin	-	United States
(d)	Title of Class of Securities Common Stock, $0.00001 par value (“Common Stock”)
(e)	CUSIP Number 501976104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of February 22, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Northpond (1)	450,000		450,000		450,000	450,000	1.0%
Northpond GP (1)			450,000		450,000	450,000	1.0%
Northpond III (2)	2,805,426		2,805,426		2,805,426	2,805,426	6.5%
Northpond III GP (2)			2,805,426		2,805,426	2,805,426	6.5%
Rubin (1) (2)			3,255,426		3,255,426	3,255,426	7.6%

(1)    Includes 450,000 shares held by Northpond. Northpond GP is the general partner of Northpond and Rubin is the managing member of Northpond GP. As such, Northpond GP and Rubin have shared dispositive and voting power over the shares held by Northpond and may be deemed to have indirect beneficial ownership of the shares held by Northpond.

(2)    Includes 2,805,426 shares held by Northpond III. Northpond III GP is the general partner of Northpond III and Rubin is the managing member of Northpond III GP. As such, Northpond III GP and Rubin have shared dispositive and voting power over the shares held by Northpond III and may be deemed to have indirect beneficial ownership of the shares held by Northpond III.

(3)    This percentage is calculated based on 42,997,525 shares of Common Stock outstanding as of February 12, 2024 upon the closing of the Issuer’s initial public offering, as reported in the prospectus dated February 7, 2024 filed by the Issuer with the SEC on February 8, 2024.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2024

Northpond Ventures, LP

By:	Northpond Ventures GP, LLC
its	General Partner

By:	/s/ Patrick Smerkers
	Name:	Patrick Smerkers
	Title:	Chief Financial Officer

Northpond Ventures GP, LLC

By:	/s/ Patrick Smerkers
	Name:	Patrick Smerkers
	Title:	Chief Financial Officer

Northpond Ventures III, LP

By:	Northpond Ventures III GP, LLC
its	General Partner

By:	/s/ Patrick Smerkers
	Name:	Patrick Smerkers
	Title:	Chief Financial Officer

Northpond Ventures III GP, LLC

By:	/s/ Patrick Smerkers
	Name:	Patrick Smerkers
	Title:	Chief Financial Officer

/s/ Michael P. Rubin
Michael P. Rubin

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Kyverna Therapeutics, Inc. is filed on behalf of each of us.

Dated: February 22, 2024

Northpond Ventures, LP

By:	Northpond Ventures GP, LLC
its	General Partner

By:	/s/ Patrick Smerkers
	Name:	Patrick Smerkers
	Title:	Chief Financial Officer

Northpond Ventures GP, LLC

By:	/s/ Patrick Smerkers
	Name:	Patrick Smerkers
	Title:	Chief Financial Officer

Northpond Ventures III, LP

By:	Northpond Ventures III GP, LLC
its	General Partner

By:	/s/ Patrick Smerkers
	Name:	Patrick Smerkers
	Title:	Chief Financial Officer

Northpond Ventures III GP, LLC

By:	/s/ Patrick Smerkers
	Name:	Patrick Smerkers
	Title:	Chief Financial Officer

/s/ Michael P. Rubin
Michael P. Rubin